Exhibit 99.1

TORM purchases eight MR product tankers with chemical trading capabilities from TEAM Tankers in a partly share-based transaction

TORM has today entered into an agreement to purchase eight 2007-2012 built MR product tanker vessels from TEAM Tankers Deep Sea Ltd. for a total cash consideration of USD 82.5m and the issuance of 5.97 million shares. The transaction will increase TORM’s total fleet to 83 vessels on a fully delivered basis.
The vessels are all built at the Croatian shipyard Brodotrogir and have high technical specifications with six of the vessels having specialized cargo tank configurations and extended tank segregations (IMO 2), allowing for enhanced trading flexibility through chemical trading options, while still being able to work integrated in the existing One TORM operational platform. The vessels are:
•	TEAM Amorina (2012-built, MR)
•	TEAM Allegro (2012-built, MR)
•	TEAM Corrido (2011-built, MR, IMO 2)
•	TEAM Cavatina (2010-built, MR, IMO 2)
•	TEAM Leader (2009-built, MR, IMO 2)
•	TEAM Discoverer (2008-built, MR, IMO 2)
•	TEAM Voyager (2008-built, MR, IMO 2)
•	TEAM Adventurer (2007-built, MR, IMO2)
TORM has obtained attractive terms on the financing with maturities in 2026.The 2009-2012 built vessels will be financed by increasing TORM’s existing Syndicated Term Facility with a new Revolving Facility of up to USD 67m provided pro rata by the existing syndicate banks (ABN AMRO, Danske Bank, ING, Nordea, Credit Agricole, Société Générale and Swedbank), and the 2007-2008 built vessels will be financed through a new term facility with Hamburg Commercial Bank amounting up to USD 28m. The financing is subject to finalization of the documentation.
The vessels are scheduled to be delivered during the second and third quarter of 2021, and in connection with each delivery, TORM will issue the shares to TEAM Tankers in tranches based on the individual vessel’s relative value. The agreed individual share issuances are subject to adjustments related to potential capital increases and shareholder distributions, as applicable.
Based on broker valuations, the market value of the acquired vessels is assessed at USD 148m.
ABN AMRO has acted as financial advisor for TORM on the transaction and lead coordinator on the financing.

CONTACT	TORM plc
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Kim Balle, Chief Financial Officer, tel.: +45 3917 9285	London, EC3V 9DU, United Kingdom
Morten Agdrup, IR, tel.: +45 3917 9249	Tel.: +44 203 713 4560
Finn Bjarke Petersen, IR, tel.: +45 3917 9225	www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.
SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

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The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the COVID-19, including its impact on the demand for petroleum products and the seaborne transportation thereof, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.
In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

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